

December 5, 2012

Via E-mail
Mr. J. Graham Simmonds
Chief Executive Officer
Gilla, Inc.
112 North Curry Street
Carson City, Nevada 89703

     Re: **Gilla, Inc.**
              Form 8-K
              Filed November 28, 2012
              File No. 000-28107

Dear Mr. Simmonds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 28, 2012

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

1.   We note you disclose that the share exchange agreement between the registrant and Snoke Distribution Canada Ltd. represents a reverse merger for financial reporting purposes. As a result, a change in accountant is presumed to have occurred unless one accountant audited the premerger financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered to be the predecessor accountant. Please amend your filing and provide the change in accountant disclosures as set forth in Item 304 of Regulation S-K.

2.   In your amendment please also provide a letter as an exhibit from your former accountant stating whether it agrees with the statements made by the registrant in response to the Item 304(a) of Regulation S-K and if not, stating the respects in which it does not agree. See Item 304(a)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions regarding these comments and related matters, please contact me at 202-551-3394.

                                        Sincerely,

                                        /s/ Steve S. Lo

                                        Steve S. Lo
                                        Staff Accountant